Exhibit 99.1

High Tide to Open Two New Canna Cabana Retail Cannabis Stores to Mark 4/20 Holiday

CALGARY, AB, April 19, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that it will mark the annual 4/20 cannabis holiday with the opening of two new stores in Alberta and Ontario. The new stores are located at 172 Leva Avenue in Red Deer County, Alberta (the "Gasoline Alley Store"), and 595 Fanshawe Park Road West in London, Ontario (the "London Store"). These openings will bring High Tide's total number of branded retail locations across Canada to 115, and also represent the Company's 62nd location in Alberta and 35th location in Ontario, respectively. The Gasoline Alley Store is strategically located within the quickly growing Gasoline Alley retail and commercial district, which is anchored by a national big-box discount grocery wholesaler, a movie theatre chain, and is immediately south of the City of Red Deer, Alberta's third-largest city, with a population of just over 100,000. The London Store is situated at the intersection of two major roadways in the northwestern part of the city, which is at the centre of Ontario's fourth-largest metropolitan area with a population of over 540,000. London is also home to Western University and Fanshawe College, with combined enrollments of over 52,000 students. The store is part of a retail plaza on Fanshawe Park Road that is anchored by national discount and grocery retail chains.

High Tide Inc. April 19, 2022 (CNW Group/High Tide Inc.)

4/20 PRIZE PACKAGE

As a celebration of the Cabana Club having surpassed 420,000 members, High Tide will be awarding an exclusive prize package to a randomly-selected member of the Cabana Club on April 20, 2022 at 4:20 PM Mountain Time.1 The prize package will consist of a car valued at approximately $42,000, or a cash equivalent, as well as an all-expenses paid roundtrip flight to Calgary and dinner with Raj Grover, the Company's President and Chief Executive Officer. Once confirmed, the details of the winner will be shared via press release, High Tide's social media channels, and the Company's website.

"Although closings of some acquisitions are taking longer than anticipated due to new regulatory timelines and considerations, we are continuing our strong organic growth trajectory across Canada. Our existing stores in both Red Deer and London have performed very well, and we are anticipating further positive results from these new locations as we expand our footprint in both cities," said Raj Grover, President and Chief Executive Officer of High Tide. "More store sites remain under construction in other jurisdictions across Canada, and we anticipate announcing the opening of these locations over the coming weeks. I also look forward to sharing details about the Cabana Club contest winner shortly after 4/20, along with our 4/20 sales numbers as we have historically done," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 115 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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[1] Please see contest rules for further details at: https://cannacabana.com/blogs/news/cabana-club-giveaway-win-a-2022-toyota-prius-vip-trip. Please note that the Company reserves the right to withdraw, amend, terminate or suspend in whole or in part this Contest at any time without prior notice and without liability if the Company determines that for any reason the Contest is not capable of being conducted as planned. This Contest Process will be subject to compliance with the Cannabis Act and associated Regulations.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 19-APR-22